Exhibit 28

INDEPENDENT ACCOUNTANTS' REPORT

Sears, Roebuck and Co.

Hoffman Estates, Illinois

We have examined management's assertion, included in the accompanying MANAGEMENT'S REPORT ON INTERNAL CONTROL RELATED TO SERVICING PROCEDURES, that as of December 31, 2000 Sears, Roebuck and Co. (the "Company") maintained effective internal control over the servicing and financial reporting procedures provided to Sears Credit Account Master Trust II (the "Trust") under the terms of the Pooling and Servicing Agreement dated as of July 31, 1994, as amended and supplemented through December 7, 2000er 21, 1995 (the "Agreement"), by and among the Company (as Servicer), SRFG, Inc. (as Seller) and Bank One, National Association (as Trustee), insofar as such internal control relates to the prevention and detection of misstatements due to error or fraud in amounts that would be material to the assets of the Trust. Management is responsible for maintaining effective internal control over the servicing and financial reporting procedures provided by the Company to the Trust . Our responsibility is to express an opinion on the assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the internal control over the servicing and financial reporting procedures performed by the Company, as Servicer, under the applicable sections of the Agreement, testing and evaluating the design and operating effectiveness of the internal control, and such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of the inherent limitations in any internal control, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control over servicing and financial reporting procedures performed by the Company, as Servicer, to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that the Company maintained effective internal control over the servicing and financial reporting procedures provided to the Trust as of December 31, 2000, insofar as such internal control relates to the prevention and detection of misstatements due to error or fraud in amounts that would be material to the assets of the Trust, is fairly stated, in all material respects, based on the criteria established by "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/S/Deloitte & Touche LLP

March 14, 2001

MANAGEMENT'S REPORT ON INTERNAL CONTROL RELATED TO SERVICING PROCEDURES

The management of Sears, Roebuck and Co. (the "Company") is responsible for establishing and maintaining effective internal control over the servicing and financial reporting procedures provided by the Company, as Servicer, to Sears Credit Account Master Trust II (the "Trust"), under the terms of the Pooling and Servicing Agreement dated as of July 31, 1994, as amended and supplemented (the "Agreement"), by and among the Company, as Servicer, SRFG, Inc., as Seller, and Bank One National Association, as Trustee.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to the servicing and financial reporting procedures provided by the Company.

The Company's assessment of its internal control is based on criteria for effective internal control described in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the Company's assessment, management believes that the Company maintained effective internal control over the servicing and financial reporting procedures provided to the Trust under the terms of the Agreement as of December 31, 2000, insofar as such internal control relates to the prevention and detection of misstatements due to error or fraud in amounts that would be material to the assets of the Trust.

March 14, 2001

/s/Jeffrey N. Boyer

Jeffrey N. Boyer
Senior Vice President and Chief Financial Officer